Exhibit 99.1

Immunocore presents new biomarker analysis for KIMMTRAK (tebentafusp-tebn) in metastatic uveal melanoma at the SITC 2022 Annual Meeting
Expression of gp100 protein, the target of KIMMTRAK, is unchanged relative to baseline in biopsies at time of tumor progression
Patients with radiographic progression who retain expression of the antigen processing machinery have long survival

(OXFORDSHIRE, England & CONSHOHOCKEN, Penn. & ROCKVILLE, Md., US, 11 November 2022) Immunocore Holdings plc (Nasdaq: IMCR), a commercial-stage biotechnology company pioneering the development of a novel class of T cell receptor (TCR) bispecific immunotherapies designed to treat a broad range of diseases, including cancer, autoimmune and infectious diseases, has today presented new translational data on KIMMTRAK (tebentafusp-tebn) in patients with metastatic uveal melanoma at the Society for Immunotherapy of Cancer (SITC) 37th Annual Meeting.

“We previously showed that some patients with radiographic progression can still have long survival on KIMMTRAK. In this analysis, we demonstrate that patients with longer survival retain expression of the antigen processing machinery required to ensure recognition by KIMMTRAK,” said Koustubh Ranade, Ph.D., Head of Translational Medicine at Immunocore. “Downregulation of the antigen processing machinery is a known mechanism of resistance for all T cell therapies, including checkpoint inhibitors. We also demonstrate that gp100 protein remains unchanged even in patients who had disease progression.”

Biopsies were obtained in up to 18 metastatic uveal melanoma patients shortly after radiographic progression. These tumors were analyzed by immunohistochemistry (n=18) or by RNAseq (n=14) for full-length gp100, and for components of the antigen processing machinery (APM) including HLA-A, the HLA that presents the gp100 peptide recognized by KIMMTRAK. The expression of gp100 protein was unchanged relative to baseline and was not associated with overall survival (OS). However, patients with longer OS, despite radiographic progression had higher expression of the APM, including HLA, and higher levels of T cells, compared to those with shorter OS. HLA downregulation has previously been reported as a mechanism of resistance to immune checkpoint inhibitors, including anti-PD(L)1 (Zaretzky et. Al. N. Engl J Med 2016; 375:819-829).

Poster Details

Title: Molecular features in tumors at time of progression on tebentafusp associated with overall survival (OS)

•	Poster #: 620
•	Author: Emma Leach
•	Location: Poster Hall C
•	Date & Time: Friday, 11 November, 9:00 AM ET

Title: Tebentafusp induced T and B cell epitope spread in patients with advanced melanoma

•	Poster #: 619
•	Author: Adel Benlahrech
•	Location: Poster Hall C
•	Date & Time: Thursday, 10 November , 9:00 AM ET

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About Immunocore
Immunocore is a commercial-stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, autoimmune, and infectious disease. Leveraging its proprietary, flexible, off-the-shelf ImmTAX platform, Immunocore is developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs. Immunocore’s most advanced oncology TCR therapeutic, KIMMTRAK, has been approved for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma (mUM) in the United States, European Union, Canada, Australia and the United Kingdom, having demonstrated an overall survival benefit in a randomized Phase 3 clinical trial in mUM, a cancer that has historically proven to be insensitive to other immunotherapies.

About KIMMTRAK®
KIMMTRAK is a novel bispecific protein comprised of a soluble T cell receptor fused to an anti-CD3 immune-effector function. KIMMTRAK specifically targets gp100, a lineage antigen expressed in melanocytes and melanoma. This is the first molecule developed using Immunocore’s ImmTAC technology platform designed to redirect and activate T cells to recognize and kill tumor cells. KIMMTRAK has been approved for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma in the United States, European Union, Canada, Australia, and the United Kingdom.

Forward Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “can,” “will,” “believe,” “expect,” “plan,” “anticipate,” and similar expressions (as well as other words or expressions referencing future events or circumstances) are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, statements regarding the therapeutic potential and expected clinical benefits of KIMMTRAK for melanoma, including its potential to be an effective treatment even for patients with advanced malignant melanoma regardless of disease progression and overall survival benefit. Any forward-looking statements are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control.

These risks and uncertainties include, but are not limited to, the impact of worsening macroeconomic conditions and the ongoing and evolving COVID-19 pandemic on the Company’s business, strategy, clinical trials and financial position, strategy and anticipated milestones, including Immunocore’s ability to conduct ongoing and planned clinical trials; Immunocore’s ability to obtain a clinical supply of current or future product candidates or commercial supply of KIMMTRAK or any future approved products, including as a result of the COVID-19 pandemic, war in Ukraine or global geopolitical tension; Immunocore’s ability to obtain and maintain regulatory approvals for its product candidates, including KIMMTRAK; Immunocore’s ability and plans in continuing to establish and expand a commercial infrastructure and to successfully launch, market and sell KIMMTRAK and any future approved products; Immunocore’s ability to successfully expand the approved indications for KIMMTRAK or obtain marketing approval for KIMMTRAK in additional geographies in the future; the delay of any current or planned clinical trials, whether due to the COVID-19 pandemic, patient enrollment delays or otherwise; Immunocore’s ability to successfully demonstrate the safety and efficacy of its product candidates and gain approval of its product candidates on a timely basis, if at all; competition with respect to market opportunities; unexpected safety or efficacy data observed during preclinical studies or clinical trials; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials or future regulatory approval; Immunocore’s need for and ability to obtain additional funding, on favorable terms or at all, including as a result of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, and the impacts thereon of the COVID-19 pandemic, war in Ukraine and global geopolitical tension; Immunocore’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any product candidates it is developing; and the success of Immunocore’s current and future collaborations, partnerships or licensing arrangements. These and other risks and uncertainties are described in greater detail in the section titled "Risk Factors" in Immunocore’s filings with the Securities and Exchange Commission, including Immunocore’s most recent Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 3, 2022, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and the Company undertakes no duty to update this information, except as required by law.

CONTACT:
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